# Blugrass Energy, Inc.
13465 Midway Road, Suite 322, LB 10
Dallas, TX 75244

March 28, 2011

VIA EMAIL

Mr. Wayne Carnall
Chief Accountant
Office of the Chief Accountant of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

Re:     Request for Waiver of Requirement for Audit Opinion Covering the Cumulative Financial
Information for a Development Stage Company (Blugrass Energy, Inc - File No. 000-54035)

Dear Mr. Carnall:

Blugrass Energy Inc. (the "Company") will soon file an amendment to its Form 10-K for the year ended
June 30, 2010. In connection with this filing, the Company respectfully requests a waiver of the
requirement that the reports of independent registered public accounting firm opine on the cumulative
financial statements from inception through June 30, 2010. As discussed below, the Company requests a
waiver of this requirement for the following reasons: 1) the historical financial information, accounting
books and records are not available to the Company, and hence the performance of an audit of such
historical materials is impracticable, and 2) reconstructing the historical financial information, accounting
books and records (assuming they still exist) and then having the financial statements re-audited on a
cumulative basis, would be cost prohibitive to the Company.

### BACKGROUND
Blugrass Energy, Inc. was incorporated on May 19, 2006 ("Inception"), under the name Coastal Media,
Inc. Since Inception, the Company has maintained its financial statements as a development stage
company, as defined in Statement of Financial Accounting Standards No. 7, *Accounting and Reporting by
Development Stages Enterprises* (superceded by FASB Accounting Standards Codification Topic 915,
*Development Stage Entities*). On September 13, 2006, the Company's registration statement (Form SB-2)
became effective.

Series of Management Changes. The Company has been managed by four different individuals/teams in
the 4+ years since Inception. The Company's founders, Jan Aaron Sigurgeirson and Jon Suk, managed
the Company on a part-time basis from Inception through September, 2008. From September 2008
through July, 2009, the Company had one officer, Leslie A. Schaffer. From July, 2009 through February
23, 2011, the Company's small management team was led by John Kenney Berscht. In connection with a
change of control transaction effective February 23, 2011, all of the Company's officers resigned and the
Company's board of directors appointed Abram Janz and Laurence Maguire as sole officers of the
Company.

Series of Auditing Firm Changes. From Inception through the year ended June 30, 2008, George Stewart,
CPA (Seattle, Washington) served as the Company's independent public accountant, and all reports
(Opinion or Opinions) issued by such firm covered the cumulative financial statements since Inception.
For the year ended June 30, 2009, Larry O'Donnell, CPA, P.C. (Aurora, Colorado) served as the
Company's independent public accountant, and the Opinion issued by such firm for the 2009 financial

statements covered the Company's cumulative financial statements since Inception. For the year ended June 30, 2010, Madsen & Associates CPA's, Inc. (Salt Lake City, Utah) served as the Company's independent public accountant, and the Opinion issued by this firm for the 2010 financial statements covered only the 2010 financial statements.

Concurrently with the February 2011 change of control transaction, the Company appointed Whitley Penn, LLP as independent public accountants.

By way of further background, effective December 14, 2010, the Public Company Accounting Oversight Board (the "PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C., the firm which audited the financial statements for the year ended June 30, 2009. As a consequence of such revocation, the Company has requested that its newly appointed independent public accountants (Whitley Penn, LLP,) issue a new Opinion on the Company's financial statements for the year ended June 30, 2009. Accordingly, in the Company's forthcoming amended filing of its 2010 Form 10-K, Whitley Penn's Opinion on the 2009 financial statements will replace the Opinion issued by Larry O'Donnell, CPA, P.C.

The Staff (Division of Corporate Finance) has recently reviewed the Company's most recent Form 10-K and Form 10-Q filings with the Commission, and requested (in a comment letter) that we either obtain an Opinion on our cumulative financial statements from Inception through June 30, 2010, or request a waiver of this requirement from the Staff.

REQUEST FOR WAIVER

In view of the background information provided above, the Company has identified two primary reasons why a waiver of this audit requirement is needed. They are as follows:

*Historical Accounting Books and Records Are Not Available*
As a result of the series of changes in the Company's management, we have only received the Company's accounting books and records maintained by the Company's most recent management, which dates back through the 2009 fiscal year. We have been unable to contact the Company's earlier management teams, who may or may not have the historical records.

*Cost Prohibitive*
If the Company were not granted a waiver to the audit requirement noted above, the efforts necessary to attempt to find, gather and/or reconstruct historical accounting books and records and financial statements would be cost prohibitive to the Company, and there is no assurance that we could find and/or recover any historical information from the Company's management for the time frame prior to fiscal 2009. Furthermore, since our 2009 and 2010 financial statements were audited by different independent public accountants, our new accountants (Whitley Penn, LLP) would have to not only re-audit our financial statements back to Inception, but would also have to re-audit 2010 so the 2010 Opinion on our financial statements would cover the period since Inception. The costs associated with having these various financial statements re-audited is cost prohibitive given the Company's limited financial resources.

We respectfully ask the Office of the Chief Accountant to grant a waiver of the requirement that the reports of independent registered public accounting firm to appear in the forthcoming amended 2010 10-K, opine on the cumulative financial statements from inception through June 30, 2010.

Your timely response to this matter would be most appreciated – thank you.

If you have any questions, please contact me at 972-404-9995.

Very truly yours,

Laurence Maguire
Chief Financial Officer

cc: Amy Geddes, First Reviewer, SEC
  Abram Janz, President & CEO, Blugrass Energy/Rio Grande Petroleum
  Roger Crabb, Legal Counsel Advisor
  Michael Bodwell, Partner, Whitley Penn, LLP (CPA firm)